UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42758

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CTW Cayman
(Exact Name of Registrant as Specified in Its Charter)

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29F, 1 Chome-9-10,
ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,
Tokyo 106-0032, Japan
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release — CTW Cayman to Hold Annual General Meeting on May 7, 2026
99.2	Notice of Annual General Meeting
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTW Cayman
Date: April 17, 2026	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer